Jaclyn Liu +1 (415) 268-6722 jliu@mofo.com	Via EDGAR

March 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin
Jane Park

Re:	Axogen, Inc.
Registration Statement on Form S-3
Filed March 6, 2024
File No. 333-277689

Ladies and Gentlemen:

On behalf of Axogen, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”) by letter dated March 18, 2024 with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-277689) filed with the Commission on March 6, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Comment and to reflect certain other changes.

Set forth below are the Company’s responses to the Comment. For the Staff’s convenience, the Comment is set forth below in italics.

Registration Statement on Form S-3

Selling Securityholders, page 28

1.

You indicate that you are registering $100 million of securities on behalf of the company and selling securityholders. On page 28, you disclose that “[i]nformation about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.” Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Revise your fee table, prospectus cover page and elsewhere as appropriate to disclose the aggregate number of shares being registered for resale. File a revised legal opinion that covers the securities to be offered for resale by the selling securityholders. Refer to Securities Act Rule 430B(b)(2) and General Instruction II.G of Form S-3. For additional guidance, refer to Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure Interpretations.

United States Securities and Exchange Commission

March 29, 2024

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to remove all references to selling securityholders.

Please contact me at (415) 268-6722 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

Morrison & Foerster LLP

/s/ Jaclyn Liu
Jaclyn Liu

cc:	Marc Began, Axogen, Inc.

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